ING Investment Management

Client Talking Points	February 2012

For Internal Use Only. Not for Inspection by, Distribution or Quotation to, the General Public.

ING Emerging Countries Fund

Sub-Adviser Change and Reorganization Talking Points

Filed by ING Mutual Funds (SEC File Nos.: 33-56094; 811-07428) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

As you may know, shareholders of ING Emerging Countries Fund (the “Fund”) will be asked to approve the reorganization with and into ING Emerging Markets Equity Fund (the “Reorganization”) to be effective in July 2012.   The supplement announcing this proposed reorganization was filed on January 26, 2012.

On February 10, 2012, the Board of Trustees (the “Board”) of ING Mutual Funds approved a change to the Fund’s sub-adviser from ING Investment Management Advisors B.V. (“IIMA”) to Delaware Management Company (“Delaware Management”) and J.P. Morgan Investment Management Inc. (“JPMorgan”) in advance of the reorganization.

Please see the overview of key dates:

•                  Special Board meeting to approve the sub-adviser change:  February 10, 2012

•                  IIMA removed as sub-adviser: February 24, 2012

•                  A third party Transition Manager will transition from the existing strategy to the new strategies: From the close of business on February 24, 2012 through March 11, 2012

•                  JPMorgan and Delaware Management appointed as sub-advisers: March 12, 2012

•                  Subject to shareholder approval, the Fund will reorganize with and into ING Emerging Markets Equity Fund in July 2012

These dates are subject to change.

Who are the Fund’s Sub-Advisers?

Delaware Management Company

Delaware Management is a series of Delaware Management Business Trust (“DMBT”), which is a subsidiary of Delaware Management Holdings, Inc. (“DMHI”). Macquarie Group Limited, an Australian publicly held company (ASX: MQG), indirectly holds, through its subsidiaries, all of the voting equity of DMHI and DMBT. DMBT is registered with the SEC as an investment adviser and its predecessors have advised publicly offered mutual funds since 1938.

Liu-Er Chen, CFA, Senior Vice President and Chief Investment Officer-Emerging Markets and Healthcare, heads Delaware Management’s global emerging markets team. Prior to joining Delaware Management in September 2006, he spent nearly 11 years at Evergreen Investment Management Company.

J.P. Morgan Investment Management Inc.

JPMorgan is an indirect wholly-owned subsidiary of JPMorgan Chase & Co., a bank holding company.  JPMorgan also provides discretionary investment services to institutional clients.

George Iwanicki, Jr., Portfolio Manager and global macro strategist within the emerging markets equity team, has been at JPMorgan since 1992 and is responsible for global emerging markets portfolios and chairs the Asset Allocation Committee. Prior to this, he served several years as the U.S. Economist as well as the North American representative in the firm’s macro research group (a trans-Atlantic team formed in 1995 to manage the global asset allocation process). Prior to joining the firm, he spent five years as an economist at Kidder, Peabody & Co., Inc.

Anuj Arora, Portfolio Manager, has been at JPMorgan since 2006 and is focused on managing the GEM Diversified strategy. Prior to this, he was a quantitative analyst for Mesirow Financial and an analyst at Birkelbach Investment Securities.

Why is a Reorganization proposed?

On October 12, 2011, as part of the Board’s annual review of the sub-advisory arrangements, the Board directed ING Investments to explore options to address the Board’s concerns about the Fund’s performance and recent outflows. After analyzing the alternatives, ING Investments recommended reorganizing the Fund with and into ING Emerging Markets Equity Fund.

During the January 12, 2012 Board Meeting, the Reorganization was presented for consideration to the Board. The Board including a majority of the Independent Trustees, determined that the Reorganization would be in the best interests of the Fund and its shareholders.

The Reorganization will allow the Fund’s shareholders to remain invested in a professionally managed portfolio that seeks long-term capital appreciation.

For Internal Use Only

Not for Inspection by, Distribution or Quotation to, the General Public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For information regarding the Fund or ING Emerging Markets Equity Fund please call ING Funds toll free at 1-800-992-0180. To receive a free copy of a Prospectus/Proxy Statement relating to a proposed merger (once a registration statement relating to the proposed merger has been filed with the SEC and becomes effective) please call ING Funds toll free at 1-800-992-0180. The Prospectus/Proxy Statement (when available) will contain important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it when and if it becomes available. The Prospectus/ Proxy Statement (when available), shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Prospectus/Proxy Statement carefully before making any decision to invest or to approve any merger.

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Compliance Approval: 2861